Subject to Completion and Modification

SLM FUNDING LLC HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND THE OTHER DOCUMENTS SLM FUNDING LLC HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT SLM FUNDING LLC AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, SLM FUNDING LLC, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING 1-800-321-7179.

Term Sheet

$998,985,000

SLM Student Loan Trust 2008-4

Issuing Entity

SLM Funding LLC

Depositor

Sallie Mae, Inc.

Sponsor, Servicer and Administrator

Student Loan-Backed Notes

On April 17, 2008, the trust will issue:

Class	Principal	Interest Rate	Maturity
Floating Rate Class A-1 Notes	$236,000,000	3-month LIBOR plus %	July 25, 2013
Floating Rate Class A-2 Notes	$314,000,000	3-month LIBOR plus %	July 25, 2016
Floating Rate Class A-3 Notes	$139,000,000	3-month LIBOR plus %	October 25, 2017
Floating Rate Class A-4 Notes	$280,016,000	3-month LIBOR plus %	July 25, 2022
Floating Rate Class B Notes	$29,969,000	3-month LIBOR plus %	April 25, 2029

The trust will make payments primarily from collections on a pool of FFELP student loans. Interest and principal on the notes will be payable quarterly on the 25th day of each January, April, July and October, beginning in July 2008. In general, the trust will pay principal, sequentially, to the class A-1 through class A-4 notes, in that order, until each such class is paid in full, and then to the class B notes until paid in full. Interest on the class B notes will be subordinate to interest on the class A notes and principal on the class B notes will be subordinate to both principal and interest on the class A notes. Credit enhancement for the notes consists of excess interest on the trust student loans, subordination of the class B notes to the class A notes, overcollateralization and the reserve account. In addition, the trust will deposit funds, on the closing date, into the capitalized interest account. These funds will be available only for a limited period of time. The interest rates on the notes are determined by reference to LIBOR. A description of how LIBOR is determined appears under “Additional Information Regarding the Notes—Determination of Indices—LIBOR” in the base prospectus.

We are offering the notes through the underwriters when and if issued. Application will be made for the notes to be listed on the Official List of the Luxembourg Stock Exchange and to be traded on the Luxembourg Stock Exchange’s Euro MTF Market.

We are not offering the notes in any state or other jurisdiction where the offer is prohibited.

This document constitutes a “free-writing prospectus” within the meaning of Rule 405 under the Securities Act of 1933, as amended.

The notes are asset-backed securities issued by and are obligations of the issuing entity, which is a trust. They are not obligations of or interests in SLM Corporation, the sponsor, the administrator, the servicer, the depositor, any seller or any of their affiliates.

The notes are not guaranteed or insured by the United States or any governmental agency.

All or a portion of the class B notes may be retained by the depositor or its affiliate. This term sheet also covers the resale of the class B notes from time to time by the depositor or its affiliate.

Joint Book-Runners

Credit Suisse	JPMorgan	RBS Greenwich Capital

April 10, 2008

The Information in this Term Sheet

The information contained herein refers to and supplements certain of the information contained in the Free-Writing Prospectus, dated April 8, 2008 (the “initial free-writing prospectus”). Capitalized terms not defined herein shall have the meanings ascribed to such terms in the initial free-writing prospectus.

ON THE CLOSING DATE, THE TRUST WILL NOT ENTER INTO A POTENTIAL FUTURE INTEREST RATE CAP AGREEMENT AS REFERRED TO IN THE INITIAL FREE-WRITING PROSPECTUS. AS A RESULT, ON THE CLOSING DATE (1) THERE WILL BE NO POTENTIAL FUTURE CAP COUNTERPARTY; (2) THERE WILL BE NO UPFRONT PAYMENT MADE TO THE POTENTIAL FUTURE CAP COUNTERPARTY; AND (3) ANY OTHER TERMS AND CONDITIONS SET FORTH IN THE INITIAL FREE-WRITING PROSPECTUS THAT ARE APPLICABLE ONLY TO A POTENTIAL FUTURE INTEREST RATE CAP AGREEMENT AND POTENTIAL FUTURE CAP COUNTERPARTY WILL NOT APPLY. THE TRUST MAY STILL ENTER INTO POTENTIAL FUTURE INTEREST RATE CAP AGREEMENTS ON A FUTURE DATE.

ON THE CLOSING DATE, THE TRUST WILL NOT FUND A PRE-FUNDING ACCOUNT AS REFERRED TO IN THE INITIAL FREE-WRITING PROSPECTUS. AS A RESULT, ON THE CLOSING DATE (1) THE TRUST WILL NOT MAKE A DEPOSIT FROM THE NET PROCEEDS OF THE SALE OF THE NOTES INTO A PRE-FUNDING ACCOUNT; (2) THE TRUST WILL NOT PURCHASE ADDITIONAL TRUST STUDENT LOANS USING FUNDS ON DEPOSIT IN A PRE-FUNDING ACCOUNT; (3) THERE WILL NOT BE A FUNDING PERIOD; (4) THE PRE-FUNDING ACCOUNT BALANCE WILL NOT BE USED IN CALCULATING THE ADJUSTED POOL BALANCE AND THE SPECIFIED RESERVE ACCOUNT BALANCE; AND (5) ANY OTHER TERMS AND CONDITIONS SET FORTH IN THE INITIAL FREE-WRITING PROSPECTUS THAT ARE APPLICABLE ONLY TO A PRE-FUNDING ACCOUNT WILL NOT APPLY.

The Notes

The trust is offering the following classes of notes, which are debt obligations of the trust:

Class A Notes:

•	Floating Rate Class A-1 Student Loan-Backed Notes in the amount of $236,000,000;

•	Floating Rate Class A-2 Student Loan-Backed Notes in the amount of $314,000,000;

•	Floating Rate Class A-3 Student Loan-Backed Notes in the amount of $139,000,000; and

•	Floating Rate Class A-4 Student Loan-Backed Notes in the amount of $280,016,000.

Class B Notes:

•	Floating Rate Class B Student Loan-Backed Notes in the amount of $29,969,000.

Closing Date. The closing date for this offering will be April 17, 2008.

Interest Rates. The spreads to LIBOR will be set at the time of pricing.

Pricing Date. On or after April 11, 2008.

Initial Accrual Period. The initial accrual period for the notes will begin on the closing date and end on July 24, 2008, the day before the first quarterly distribution date. LIBOR for the first accrual period will be determined by the following formula:

x + [ 8/32 * (y-x)]

  where:

x = three-month LIBOR, and

y = four-month LIBOR.

Maturity Dates. Each class of notes will mature no later than the date set forth for that class in the table below:

Class	Maturity Date
Class A-1	July 25, 2013
Class A-2	July 25, 2016
Class A-3	October 25, 2017
Class A-4	July 25, 2022
Class B	April 25, 2029

Identification Numbers

The notes will have the following CUSIP Numbers, ISIN and European Common Codes:

CUSIP Numbers

•	Class A-1 Notes: 78445A AA4

•	Class A-2 Notes: 78445A AB2

•	Class A-3 Notes: 78445A AC0

•	Class A-4 Notes: 78445A AD8

•	Class B Notes: 78445A AE6

International Securities Identification Numbers (ISIN)

•	Class A-1 Notes: US78445AAA43

•	Class A-2 Notes: US78445AAB26

•	Class A-3 Notes: US78445AAC09

•	Class A-4 Notes: US78445AAD81

•	Class B Notes: US78445AAE64

European Common Codes

•	Class A-1 Notes: 035830910

•	Class A-2 Notes: 035830936

•	Class A-3 Notes: 035830987

•	Class A-4 Notes: 035831037

•	Class B Notes: 035831045

Additional Risk Factor

All or a portion of the class B notes may be retained by the depositor or its affiliate. Accordingly, the market for the class B notes may be less liquid than would otherwise be the case. In addition, if the retained class B notes are subsequently sold in the secondary market at varying prices from time to time, demand and market price for any class B notes already in the market could be adversely affected.

Information About the Student Loans

Supplemental Purchase Period. The supplemental purchase period will end on May 1, 2008.

Capitalization of the Trust

Floating Rate Class A-1 Student Loan-Backed Notes	$236,000,000
Floating Rate Class A-2 Student Loan-Backed Notes	314,000,000
Floating Rate Class A-3 Student Loan-Backed Notes	139,000,000
Floating Rate Class A-4 Student Loan-Backed Notes	280,016,000
Floating Rate Class B Student Loan-Backed Notes	29,969,000
Equity	100

Total	$998,985,100

Information About the Trust

Collection Account Initial Deposit. On the closing date, the trust will make an initial deposit from the net proceeds of the sale of the notes into the collection account in cash or eligible investments equal to $3,290,000 plus the excess, if any, of the Pool Balance as of the statistical cutoff date over the Pool Balance as of the closing date to the extent such excess amount is not deposited into the supplemental purchase account.

Reserve Account Initial Deposit. On the closing date, the trust will make an initial deposit from the net proceeds of the sale of the notes into the reserve account in cash or eligible investments equal to $2,499,962.

Specified Reserve Account Balance. The Specified Reserve Account Balance for any quarterly distribution date will be the greater of:

(a)	0.25% of the Pool Balance as of the close of business on the last day of the related collection period; and

(b)	$999,985;

provided that in no event will that balance exceed the aggregate outstanding principal balance of the notes.

Capitalized Interest Account. On the closing date, the trust will make an initial deposit from the net proceeds of the sale of the notes into the capitalized interest account. This deposit will be in cash or eligible investments equal to $22,000,000. Amounts on deposit in the capitalized interest account will not be replenished. On and prior to the July 2009 quarterly distribution date, funds in the capitalized interest account will be available to cover shortfalls in payments of primary servicing and administration fees, interest due to the class A noteholders and, after that, shortfalls in payments of interest to class B noteholders, in each case after application of funds available in the collection account at the end of the related collection period but before application of the reserve account.

All funds remaining on deposit in the capitalized interest account on the July 2009 quarterly distribution date will be transferred to the collection account and included as a part of Available Funds on that quarterly distribution date. The capitalized interest account further enhances the likelihood of timely interest payments to noteholders through the July 2009 quarterly distribution date.

Overcollateralization. On the closing date, the sum of the Initial Pool Balance of the trust and the initial deposits into the capitalized interest account and the reserve account will be approximately 102.55% of the aggregate principal balance of the notes. Overcollateralization is intended to provide credit enhancement for the notes. In general, the amount of overcollateralization is intended to equal the product of (a) the overcollateralization percentage stated above minus 100% and (b) the then current aggregate principal balance of the notes.

Use of Proceeds

The trust will purchase the initial trust student loans from the depositor under the initial sale agreement in exchange for the issuance of the notes and the excess distribution certificate to the depositor.

The depositor will use the net proceeds from the sale of the notes to pay to the trust the initial deposits to the collection account, the capitalized interest account, the supplemental purchase account and the reserve account.

The depositor will also use the proceeds paid to the depositor by the underwriters to pay to the sellers the respective purchase prices due to the sellers for the initial trust student loans purchased by the depositor.

Expenses incurred to establish the trust and issue the notes (other than fees that are due to the underwriters) are payable by the depositor. Expenses to be paid by the depositor are estimated to be $889,987.

Prepayments, Extensions, Weighted Average Lives and Expected Maturities of the Notes

Exhibit I attached hereto, “Prepayments, Extensions, Weighted Average Lives and Expected Maturities of the Notes,” shows, for each class of notes, the weighted average lives, expected maturities and percentages of the original principal amount remaining at certain quarterly distribution dates based on various assumptions.

Underwriting

The notes listed below are offered severally by the underwriters, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the notes will be ready for delivery in book-entry form only through the facilities of DTC, Clearstream, Luxembourg and Euroclear, as applicable, on or about April 17, 2008 against payment in immediately available funds.

Subject to the terms and conditions in the underwriting agreement dated April 8, 2008, the depositor has agreed to cause the trust to issue to the depositor, the depositor has agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amounts of notes shown opposite its name:

Underwriter	Class A-1 Notes	Class A-2 Notes	Class A-3 Notes	Class A-4 Notes	Class B Notes
Credit Suisse Securities (USA) LLC	$78,667,000	$104,666,000	$46,333,000	$93,339,000	$9,990,000
Greenwich Capital Markets, Inc.	78,667,000	104,667,000	46,333,000	93,339,000	9,989,000
J.P. Morgan Securities Inc.	78,666,000	104,667,000	46,334,000	93,338,000	9,990,000

Total	$236,000,000	$314,000,000	$139,000,000	$280,016,000	$29,969,000

The underwriters have agreed, subject to the terms and conditions of the underwriting agreement, to purchase all of the notes listed above if any of the notes are purchased. The offering prices, underwriter discounts and dealer concessions and reallowances will be set forth in the prospectus supplement.

The depositor and SLM ECFC have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The notes are new issues of securities with no established trading market. The seller has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In the ordinary course of their business, the underwriters and certain of their affiliates have in the past, and may in the future, engage in commercial and investment banking activities with the sellers, the depositor and their respective affiliates. The trust may, from time to time, invest the funds in the trust accounts in eligible investments acquired from the underwriters.

During and after the offering, the underwriters may engage in transactions, including open market purchases and sales, to stabilize the prices of the notes.

The underwriters, for example, may over-allot the notes for the account of the underwriting syndicate to create a syndicate short position by accepting orders for more notes than are to be sold.

In general, over-allotment transactions and open market purchases of the notes for the purpose of stabilization or to reduce a short position could cause the price of a note to be higher than it might be in the absence of those transactions.

One or more of the underwriters or its affiliates may retain a material percentage of any class of notes for its own account. The retained notes may be resold by such underwriter or such affiliate at any time in one or more negotiated transactions at varying prices to be determined at the time of sale.

The depositor or its affiliate may retain all or a material percentage of the class B notes for its own account. The retained notes may be resold by the depositor or its affiliate at any time in one or more negotiated transactions at varying prices to be determined at the time of sale. See “Additional Risk Factor” in this term sheet.

EXHIBIT I

PREPAYMENTS, EXTENSIONS, WEIGHTED AVERAGE LIVES AND

EXPECTED MATURITIES OF THE NOTES

Prepayments on pools of student loans can be measured or calculated based on a variety of prepayment models. The model used to calculate prepayments is the constant prepayment rate (or “CPR”) model.

The CPR model is based on prepayments assumed to occur at a constant percentage rate. CPR is stated as an annualized rate and is calculated as the percentage of the loan amount outstanding at the beginning of a period (including accrued interest to be capitalized), after applying scheduled payments, that are paid during that period. The CPR model assumes that student loans will prepay in each month according to the following formula:

Monthly Prepayments = Balance After Scheduled Payments x (1-(1-CPR)^1/12)

Accordingly, monthly prepayments assuming a $1,000 balance after scheduled payments would be as follows for the percentages of CPR listed below:

CPR	0%	6%	12%	18%	24%
Monthly Prepayment	$0.00	$5.14	$10.60	$16.40	$22.61

The CPR model does not purport to describe historical prepayment experience or to predict the prepayment rate of any actual student loan pool. The student loans will not prepay at any constant CPR, nor will all of the student loans prepay at the same rate. You must make an independent decision regarding the appropriate principal prepayment scenarios to use in making any investment decision.

Additional Assumptions

For purposes of calculating the information presented in the tables below, it is assumed, among other things, that:

•	the statistical cutoff date for the trust student loans is March 20, 2008;

•	the closing date will be April 17, 2008;

•

all trust student loans (as grouped within the “rep lines” described below) remain in their current status until their status end date and then move to repayment, with the exception of in-school status loans which are assumed to have a 6-month grace period before moving to repayment, and no trust student loan moves from repayment to any other status;

•

the trust student loans that are (i) non-subsidized Stafford loans not in repayment status, (ii) subsidized Stafford loans in forbearance status, or (iii) SLS or PLUS loans, have interest accrued and capitalized upon entering repayment;

•

the trust student loans that are subsidized Stafford loans and are in in-school, grace or deferment status, have interest paid (interest subsidy payments) by the Department of Education quarterly, based on a quarterly calendar accrual period;

•	no delinquencies or defaults occur on any of the trust student loans, no repurchases for breaches of representations, warranties or covenants occur and all borrower payments are collected in full;

•	there are government payment delays of 60 days for interest subsidy and special allowance payments;

•	index levels for calculation of borrower and government payments are:

•	before March 1, 2008, a 91-day Treasury bill rate of 4.92% and on or after March 1, 2008, a 91-day Treasury bill rate of 1.44%; and

•	a three-month commercial paper rate of 2.65%;

•	no funds are deposited into the supplemental purchase account on the closing date;

•	distributions begin on July 25, 2008, and payments are made quarterly on the 25th day of every January, April, July and October thereafter, whether or not the 25th is a business day;

•	the interest rate for each class of outstanding notes at all times will be equal to:

•	class A-1 notes: 3.38%;

•	class A-2 notes: 3.73%;

•	class A-3 notes: 3.93%;

•	class A-4 notes: 4.38%; and

•	class B notes: 4.58%;

•	an administration fee equal to $20,000 is paid quarterly by the trust to the administrator, beginning in July 2008;

•

the monthly servicing fee for a trust student loan will be calculated on a unit basis and will equal (i) $1.50 per month per borrower for trust student loans that are in in-school status, (ii) $2.75 per month per borrower for trust student loans that are in grace status and (iii) $3.25 per month per borrower for all other trust student loans. In the event a borrower has more than one trust student loan and those loans are in different payment statuses, the monthly servicing fee will be paid on a pro rata basis. In no event, however, will the primary servicing fee for any month exceed 1/12 of 0.90% of the outstanding principal balance of the trust student loans;

•	the reserve account has an initial balance equal to $2,499,962 and at all times a balance equal to the greater of (1) 0.25% of the Pool Balance and (2) $999,985;

•	the collection account has an initial balance equal to $0;

•

the capitalized interest account has an initial balance equal to $22,000,000, and on the July 2009 quarterly distribution date, all remaining funds on deposit in the capitalized interest account will be transferred to the collection account and included in Available Funds on that quarterly distribution date;

•

all payments are assumed to be made at the end of the month and amounts on deposit in the collection account, reserve account and capitalized interest account, including reinvestment income earned in the previous month, net of servicing fees, are reinvested in eligible investments at the assumed reinvestment rate of 2.58% per annum through the end of the collection period, and reinvestment earnings are available for distribution from the prior collection period;

•	prepayments on the trust student loans are applied monthly in accordance with CPR, as described above;

•

an optional redemption by the servicer occurs on the quarterly distribution date immediately following the collection period during which the Pool Balance falls below 10% of the Initial Pool Balance; and

•

the pool of trust student loans consists of 1,483 representative loans (“rep lines”), which have been created for modeling purposes from individual trust student loans based on combinations of similar individual student loan characteristics, which include, but are not limited to, loan status, interest rate, loan type, index, margin, rate cap and remaining term.

The following tables have been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the rep lines, which will differ from the characteristics and performance of the actual pool of trust student loans) and should be read in conjunction therewith. In addition, the diverse characteristics, remaining terms and loan ages of the trust student loans could produce slower or faster principal payments than indicated in the following tables, even if the dispersions of weighted average characteristics, remaining terms and loan ages are the same as the assumed characteristics, remaining terms and loan ages.

CPR Tables

The following tables show the weighted average remaining lives, expected maturity dates and percentages of original principal of each class of the notes at various percentages of CPR from the closing date until the optional redemption date.

Weighted Average Lives and Expected Maturities of the Notes

at Various CPR Percentages

Weighted Average Life (years)(1)	0%	6%	12%	18%	24%
Class A-1 Notes	2.75	1.50	1.00	0.76	0.60
Class A-2 Notes	6.01	4.19	3.00	2.25	1.78
Class A-3 Notes	8.13	6.47	5.00	3.90	3.12
Class A-4 Notes	10.04	8.86	7.54	6.28	5.26
Class B Notes	11.02	10.02	8.77	7.52	6.52

Expected Maturity Date
Class A-1 Notes	July 25, 2012	January 25, 2011	January 25, 2010	July 25, 2009	April 25, 2009
Class A-2 Notes	October 25, 2015	January 25, 2014	July 25, 2012	July 25, 2011	October 25, 2010
Class A-3 Notes	January 25, 2017	July 25, 2015	January 25, 2014	October 25, 2012	January 25, 2012
Class A-4 Notes	April 25, 2019	April 25, 2018	January 25, 2017	October 25, 2015	October 25, 2014
Class B Notes	April 25, 2019	April 25, 2018	January 25, 2017	October 25, 2015	October 25, 2014

(1)

The weighted average life of the notes (assuming a 360-day year consisting of twelve 30-day months) is determined by: (1) multiplying the amount of each principal payment on the applicable class of notes by the number of years from the closing date to the related quarterly distribution date, (2) adding the results, and (3) dividing that sum by the aggregate principal amount of the applicable class of notes as of the closing date.

Class A-1 Notes

Percentages Of Original Principal Of The Notes Remaining At Certain

Quarterly Distribution Dates At Various CPR Percentages

Quarterly Distribution Date	0%	6%	12%	18%	24%
Closing Date	100%	100%	100%	100%	100%
July 2008	100	94	86	78	70
July 2009	83	52	22	0	0
July 2010	63	12	0	0	0
July 2011	34	0	0	0	0
July 2012	0	0	0	0	0
July 2013	0	0	0	0	0
July 2014	0	0	0	0	0
July 2015	0	0	0	0	0
July 2016	0	0	0	0	0
July 2017	0	0	0	0	0
July 2018	0	0	0	0	0
July 2019	0	0	0	0	0

Class A-2 Notes

Percentages Of Original Principal Of The Notes Remaining At Certain

Quarterly Distribution Dates At Various CPR Percentages

Quarterly Distribution Date	0%	6%	12%	18%	24%
Closing Date	100%	100%	100%	100%	100%
July 2008	100	100	100	100	100
July 2009	100	100	100	94	72
July 2010	100	100	74	41	12
July 2011	100	76	33	0	0
July 2012	99	43	0	0	0
July 2013	70	11	0	0	0
July 2014	38	0	0	0	0
July 2015	4	0	0	0	0
July 2016	0	0	0	0	0
July 2017	0	0	0	0	0
July 2018	0	0	0	0	0
July 2019	0	0	0	0	0

Class A-3 Notes

Percentages Of Original Principal Of The Notes Remaining At Certain

Quarterly Distribution Dates At Various CPR Percentages

Quarterly Distribution Date	0%	6%	12%	18%	24%
Closing Date	100%	100%	100%	100%	100%
July 2008	100	100	100	100	100
July 2009	100	100	100	100	100
July 2010	100	100	100	100	100
July 2011	100	100	100	93	23
July 2012	100	100	94	10	0
July 2013	100	100	21	0	0
July 2014	100	54	0	0	0
July 2015	100	0	0	0	0
July 2016	28	0	0	0	0
July 2017	0	0	0	0	0
July 2018	0	0	0	0	0
July 2019	0	0	0	0	0

Class A-4 Notes

Percentages Of Original Principal Of The Notes Remaining At Certain

Quarterly Distribution Dates At Various CPR Percentages

Quarterly Distribution Date	0%	6%	12%	18%	24%
Closing Date	100%	100%	100%	100%	100%
July 2008	100	100	100	100	100
July 2009	100	100	100	100	100
July 2010	100	100	100	100	100
July 2011	100	100	100	100	100
July 2012	100	100	100	100	73
July 2013	100	100	100	73	45
July 2014	100	100	80	48	25
July 2015	100	94	54	28	0
July 2016	100	64	33	0	0
July 2017	73	36	0	0	0
July 2018	38	0	0	0	0
July 2019	0	0	0	0	0

Class B Notes

Percentages Of Original Principal Of The Notes Remaining At Certain

Quarterly Distribution Dates At Various CPR Percentages

Quarterly Distribution Date	0%	6%	12%	18%	24%
Closing Date	100%	100%	100%	100%	100%
July 2008	100	100	100	100	100
July 2009	100	100	100	100	100
July 2010	100	100	100	100	100
July 2011	100	100	100	100	100
July 2012	100	100	100	100	100
July 2013	100	100	100	100	100
July 2014	100	100	100	100	100
July 2015	100	100	100	100	0
July 2016	100	100	100	0	0
July 2017	100	100	0	0	0
July 2018	100	0	0	0	0
July 2019	0	0	0	0	0

$998,985,000

SLM Student Loan Trust 2008-4

Issuing Entity

$ 236,000,000	Floating Rate Class A-1 Student Loan-Backed Notes

$ 314,000,000	Floating Rate Class A-2 Student Loan-Backed Notes

$ 139,000,000	Floating Rate Class A-3 Student Loan-Backed Notes

$ 280,016,000	Floating Rate Class A-4 Student Loan-Backed Notes

$ 29,969,000	Floating Rate Class B Student Loan-Backed Notes

SLM Funding LLC

Depositor

Sallie Mae, Inc.

Sponsor, Servicer and Administrator

Joint Book-Runners

Credit Suisse

JPMorgan

RBS Greenwich Capital

April 10, 2008